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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.
(Name of Subject Company (Issuer))

LMC EVENTS, LLC
(Name of Filing Person (Offeror))

Common Stock, par value $.01 per share
(Title of Class of Securities)

538034109
(CUSIP Number of Class of Securities)

Charles Y. Tanabe Liberty Media Corporation Executive Vice President and General Counsel 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$410,400,000.00	$29,261.52

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value was calculated by multiplying (i) 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. (including the associated stock purchase rights) sought in the tender offer by (ii) the tender offer price of $12.00 per share.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this "Schedule TO") is filed by LMC Events, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Liberty Media Corporation, in connection with its offer to purchase up to 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. ("Live Nation"), a Delaware corporation, together with the associated stock purchase rights (collectively, the "Shares"), for $12.00 net per Share in cash, without interest and less applicable withholding taxes. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2010 (the "offer to purchase") and the related letter of transmittal (the "letter of transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "tender offer'). The information in the offer to purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.
The information set forth in the section of the offer to purchase entitled "Summary Term Sheet" is incorporated by reference herein.
Item 2. Subject Company Information.
(a)	The information set forth in Section 8—"Certain Information Concerning Live Nation" of the offer to purchase is incorporated by reference herein.
(b)	The information set forth in the introduction of the offer to purchase entitled "Introduction" is incorporated by reference herein.
(c)	The information set forth in Section 6—"Price Range of Shares" of the offer to purchase is incorporated by reference herein.
Item 3. Identity and Background of Filing Person.
(a)-(c)
The information set forth in the section entitled "Introduction," Section 9—"Certain Information About Purchaser and Liberty" and Schedule A—"Additional Information" of the offer to purchase is incorporated by reference herein.
Item 4. Terms of the Transaction.
(a)
The information set forth in the section entitled "Summary Term Sheet," the section entitled "Introduction," Section 1—"Terms of the Tender Offer; Proration" through Section 5—"Material U.S. Federal Income Tax Consequences," Section 7—"Effect of the Tender Offer on the Market for Shares," Section 13—"Conditions of the Tender Offer," and Section 15—"Dividends and Distributions" of the offer to purchase is incorporated by reference herein.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	The information set forth in Section 10—"Relationships, Agreements and Transactions with Live Nation and Ticketmaster" of the offer to purchase is incorporated by reference herein.
(b)
The information set forth in Section 9—"Certain Information About Purchaser and Liberty," Section 10—"Relationships, Agreements and Transactions with Live Nation and Ticketmaster," and Section 11—"Background and Purpose of the Tender Offer" of the offer to purchase is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans and Proposals.
(a)	The information set forth in Section 11—"Background and Purpose of the Tender Offer" of the offer to purchase is incorporated by reference herein.
(c)(1)-(7)
The information set forth in Section 7—"Effect of the Tender Offer on Market for the Shares," Section 10—"Relationships, Agreements and Transactions with Live Nation and Ticketmaster," Section 11—"Background and Purpose of the Tender Offer" of the offer to purchase is incorporated by reference herein.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	The information set forth in Section 12—"Source and Amount of Funds" of the offer to purchase is incorporated by reference herein.
(b)	Not applicable.
(d)	Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)-(b)
The information set forth in the section entitled "Introduction," Section 9—"Certain Information About Purchaser and Liberty" and Section 10—"Relationships, Agreements and Transactions with Live Nation and Ticketmaster" of the offer to purchase is incorporated by reference herein.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	The information set forth in Section 16—"Fees and Expenses" of the offer to purchase is incorporated by reference herein.
Item 10. Financial Statements.
(a)	Not applicable.
(b)	Not applicable.
Item 11. Additional Information.
(a)(1)
The information set forth in the section entitled "Introduction," Section 9—"Certain Information About Purchaser and Liberty" and Section 10—"Relationships, Agreements and Transactions with Live Nation and Ticketmaster" of the offer to purchase is incorporated by reference herein.
(a)(2)	The information set forth in Section 14—"Certain Legal Matters" of the offer to purchase is incorporated by reference herein.
(a)(3)	The information set forth in Section 14—"Certain Legal Matters" of the offer to purchase is incorporated by reference herein.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	None.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to purchase dated February 1, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)	Summary Advertisement.
(a)(1)(viii)	Press Release dated January 26, 2010 (filed as Exhibit 99.1 to Liberty Media Corporation's Current Report on Form 8-K (SEC File No. 001-355096) filed with the SEC on January 27, 2010 and incorporated herein by reference).
(b)	None.
(d)(1)	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 000-20570) filed with the SEC on May 16, 2008 and incorporated herein by reference).
(d)(2)	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(3)	Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(4)	Voting Agreement, dated as of February 10, 2009, between Live Nation, Inc. and Liberty USA Holdings, LLC (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(5)	Stockholder Agreement, dated as of February 10, 2009, between Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(6)	Registration Rights Agreement, dated as of January 25, 2010, between Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on January 29, 2010 and incorporated herein by reference).
(g)	None.
(h)	None.

Item 13.    Information Required By Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LMC EVENTS, LLC
By:	/s/ CHARLES Y. TANABE
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

Date: February 1, 2010

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to purchase dated February 1, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)	Summary Advertisement.
(a)(1)(viii)	Press Release dated January 26, 2010 (filed as Exhibit 99.1 to Liberty Media Corporation's Current Report on Form 8-K (SEC File No. 001-355096) filed with the SEC on January 27, 2010 and incorporated herein by reference).
(b)	None.
(d)(1)	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 000-20570) filed with the SEC on May 16, 2008 and incorporated herein by reference).
(d)(2)	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(3)	Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(4)	Voting Agreement, dated as of February 10, 2009, between Live Nation, Inc. and Liberty USA Holdings, LLC (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(5)	Stockholder Agreement, dated as of February 10, 2009, between Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(6)	Registration Rights Agreement, dated as of January 25, 2010, between Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on January 29, 2010 and incorporated herein by reference).
(g)	None.
(h)	None.

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  Item 12. Exhibits.
  Item 13. Information Required By Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX